NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2024

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SEC FILE NUMBER
8-15517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NYLIFE Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Loftus	(212) 576-5618	patricia_loftus@newyorklife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Loftus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NYLIFE Securites LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Patricia Loftus

Title: Chief Financial Officer

Colleen A. Meade

Notary Public

COLLEEN A MEADE
Notary Public, State of New York
No. 02ME5080255
Qualified in Queens County
Commission Expires 06/16/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2024

(in US dollars)



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of NYLIFE Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYLIFE Securities LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2025

We have served as the Company's auditor since at least 1992. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017-6204
T: (646) 471 3000, www.pwc.com/us

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2024

(in US dollars)

Assets

Cash and cash equivalents	$	35,360,757
Receivable from NYLIFE Distributors LLC		2,068,669
Commissions receivable		9,700,162
Fee income receivable		365,000
Other receivables		538,298
Prepaid expenses and other assets		2,242,423
Deferred tax asset		288,054
Total assets	$	50,563,363

Liabilities and Member's Equity

Payable to New York Life Insurance Company	$	1,485,343
Payable to Eagle Strategies LLC		1,830,680
Accrued commission expense		6,193,481
Accrued litigation expense		505,444
Federal income taxes payable to New York Life Insurance Company		30,024
Securities sold not yet purchased		44,138
Other liabilities		90,992
Total liabilities		10,180,102
Total member's equity		40,383,261
Total liabilities and member's equity	$	50,563,363

The accompanying notes are an integral part of this financial statement.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

1. Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc. and was converted to a Delaware limited liability Company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA. The Company also conducts business as a licensed insurance agency in all states.

The Company receives commissions and incurs clearing costs for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company also receives commissions from the sale of open-end mutual funds, Section 529 college savings plans, variable life and annuity, and group annuity products, offered by related and unrelated financial institutions, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unaffiliated product providers (sponsored arrangements), the Company receives an administrative service fee from the product providers in connection with sales by eligible NYLIC agents of the product providers' life and annuity, health insurance and disability income products. Commissions for these sponsored arrangements are paid directly to the agents by the product providers and are not reflected in these financial statements.

The Company claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.15c3-3) in accordance with Section (k)(2)(ii) thereunder for transactions introduced to and cleared on a fully disclosed basis through NFS. The Company's other business activities are consistent with those described in Footnote 74 of SEC Release No. 34-70073, which adopted amendments to 17 C.F.R. §240.17a-5, and are limited to: (1) effecting transactions in mutual funds, 529 Education Savings plans, variable annuities and variable life insurance products on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

A summary of other significant accounting policies is included in Note - 3 Summary of Significant Accounting Policies.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

---

3.   **Summary of Significant Accounting Policies**

Use of Estimates
The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks, money market funds which are payable on demand, and short-term U.S. Treasury bills with an original maturity of less than 90 days at the time of purchase. Cash equivalents are discussed in Note - 4 Fair Value Measurement.

Prepaid Expenses and Other Assets
Prepaid expenses include monies on deposit with FINRA for future licensing fees required for the Company's registered representatives and 2025 annual FINRA renewal fees paid by the Company in 2024. Other assets are equity securities and corporate bonds which are recorded on trade date and reported at fair value. Refer to Note - 4 Fair Value Measurement for a discussion on the fair value of other assets.

Securities Sold not yet Purchased
Securities sold not yet purchased are equity securities, asset backed securities, corporate bonds and municipal bonds which are recorded on trade date and are reported at fair value. Refer to Note - 4 Fair Value Measurement for a discussion on the fair value of securities sold not yet purchased.

Measurement of Credit Losses on Financial Instruments
Under ASU 2016-13 Measurement of Credit Losses on Financial Instruments, the use of a current expected credit loss ("CECL") model is required when accounting for expected credit losses on financial assets reported at amortized cost (financial receivables).

The Company's receivables in scope for this ASU are commissions, fee income, service fees and insurance claims which are reviewed to determine whether a valuation allowance for CECL is required. The Company generally does not hold any allowance for credit losses against these receivables because of their short-term nature, the remote probability of default by the counter party, the presence of other credit protections in an event of default, or a policy for timely write off.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability Company whose federal taxable income or loss flows through NYLIC and is included in NYLIC and its Subsidiaries' (the group) U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included within other liabilities and are charged to earnings in the period that such determination is made.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Recently Issued Accounting Pronouncements
In December 2023, the FASB made amendments to update disclosures on income taxes including rate reconciliation, income taxes paid, and certain amendments on disaggregation by federal, state, and foreign taxes, as relevant. The guidance is effective for the Company on January 1, 2025; however, early adoption is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

4.   **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

Level 1 Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values
The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from third party pricing services.

The following table represents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents				
Money market funds	$ 211,711	$ -	$ -	$ 211,711
U.S. Treasury bills	-	33,925,452	-	33,925,452
Total cash equivalents	$ 211,711	$ 33,925,452	$ -	$ 34,137,163
Securities owned [1]				
Equity securities	$ 36,998	$ -	$ -	$ 36,998
Corporate bonds	-	885	-	885
Total securities owned	$ 36,998	$ 885	$ -	$ 37,883
Securities sold not yet purchased				
Equity securities	$ 36,331	$ -	$ -	$ 36,331
Asset Backed Securities	-	3,020	-	3,020
Corporate bonds	-	3,727	-	3,727
Municipal bonds	-	1,060	-	1,060
Total securities sold not yet purchased	$ 36,331	$ 7,807	$ -	$ 44,138

[1] Securities owned are included in prepaid expenses and other assets on the Statement of Financial Condition.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the fair value hierarchy.

Cash Equivalents
Cash equivalents include money market funds and U.S Treasury bills. Money market funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1. U.S Treasury bill fair value is based on observable inputs and is classified as Level 2. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Equity Securities, Asset Backed Securities, Corporate and Municipal Bonds
Equity securities fair value is based on unadjusted quoted prices in active markets and are classified as Level 1. Asset backed securities and corporate and municipal bonds fair value is based on observable inputs using readily available pricing information and are classified as Level 2.

Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2024, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year.

5. **Business Risks and Uncertainties**

Underperforming or volatile market performance may adversely affect sales of mutual funds and registered insurance products and cause potential investors in of these products to refrain from new or additional investments and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Poor equity market performance may impact revenues of the Company which are based on fees related to the value of shareholder investment in mutual funds and registered insurance products and could impact the carrying values of certain assets. A low interest rate environment may impact those revenues of the Company which are interest rate sensitive

The Company is subject to concentration credit risk when its cash deposits at a financial institution exceed the Federal Deposit Insurance Corporation ("FDIC") insurance of $250,000. At December 31, 2024, the Company had $657,124 in excess of the FDIC insured limit.

Changes in the regulatory environment may also adversely affect sales of mutual funds and registered insurance products.

The Company is subject to various operational risks that could adversely impact its profitability, notably technology risks, which include cybersecurity. Technology risks may involve failures or inadequacies in the Company's technology systems or those of a vendor, including the risk of damage to or theft of Company information, whether in digital or physical formats, or breaches of the Company's technology platforms. Operational risks also include business disruption risks, which may involve disruptions to mission-critical business functions as a result of system or infrastructure failures, malicious activity, pandemics, and natural and man-made disasters. Climate change may increase the frequency and severity of certain natural disasters that can lead to operational risks.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

6. **Related Party Transactions**

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company receives, from Distributors, commissions for sales of the NYLI Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through NFS in connection with Eagle's investment advisory programs.

Accrued commission expense on the Statement of Financial Condition includes $1,239,200 of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for certain services based upon separately identifiable actual costs incurred. The services include personnel, office and other services.

Also pursuant to the service agreement with NYLIC, the Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or allocated by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas which are reasonable and equitably determined. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

7. **Guarantees**

The Company introduces all of its client securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

8.   **Income Taxes**

Pursuant to the tax allocation agreement (see Note - 3 – Summary of Significant Accounting Policies), as of December 31, 2024, the Company had a net income tax payable of $30,024.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes

The components of the net deferred tax asset reported as of December 31, 2024, are attributable to the following temporary differences:

Deferred tax assets		
Accrued expenses	$	106,143
Depreciation		181,911
Deferred tax asset	$	288,054

As of December 31, 2024, the Company has no federal net operating or capital loss carryforwards.

A valuation allowance against the deferred tax asset established with respect to U.S. taxes at the date of the Statement of Financial Condition is not considered necessary because it is more likely than not the deferred tax asset will be realized.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2013 and tax years 2014 through 2018 are currently under examination. There were no material effects on the Company's Statement of Financial Condition as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Inflation Reduction Act ("IRA") of 2022 was enacted on August 16, 2022. The IRA includes a new Federal Corporate Alternative Minimum Tax (CAMT), effective in 2023, that is based on the adjusted financial statement income set forth on the applicable financial statement of an applicable corporation. The Company has determined as of the reporting date it will be an applicable corporation but will not be liable for CAMT in 2024.

The Company did not have any uncertain tax positions as of December 31, 2024.

9.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2024, the Company had net capital, as defined under such rules, of $31,002,384 which was $30,752,384 in excess of its required net capital of $250,000.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2024

(in US dollars)

10. Contingencies

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

During 2024, the Company concluded settlements with customers in connection with the sale of certain registered products. Management believes the accrual of $505,444 at December 31, 2024, which is reflected in accrued litigation expense on the Statement of Financial Condition, is sufficient to cover remaining settlement and legal costs associated with these matters.

11. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 28, 2025, the date this financial statement is available. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2024.